Exhibit 4.3.18

SEVENTEENTH AMENDMENT TO

THE PNC FINANCIAL SERVICES GROUP, INC.

INCENTIVE SAVINGS PLAN

WHEREAS, The PNC Financial Services Group, Inc. (“PNC”) sponsors The PNC Financial Services Group, Inc. Incentive Savings Plan (the “Plan”);

WHEREAS, Section 14.1 of the Plan authorizes PNC to amend the Plan; and

WHEREAS, PNC wishes to amend the Plan to (1) provide for transfers from the Retirement Savings Plan to the Plan and vice versa; (2) provide for an account maintenance fee for certain terminated vested participants; (3) change the date for determination of the rate of interest charged on a Plan loan; (4) add language outlining a participant’s obligation to notify Plan fiduciaries of errors or omissions regarding the participant’s Plan account; (5) reflect the change of PFPC, Inc.’s name to PNC Global Investment Servicing (U.S.) Inc.; (6) reflect the merger of the Yardville National Bank Employees’ Retirement Savings Plan, The Yardville National Bank Employee Stock Ownership Plan, and the Sterling Financial Corporation 401(k) Retirement Plan into the Plan; and (7) comply with certain provisions of the Pension Protection Act of 2006 and the final Treasury Regulations issued under Section 415 of the Internal Revenue Code of 1986, and amend other related provisions of the Plan for consistency.

NOW, THEREFORE, IT IS RESOLVED that, the Plan is hereby amended as follows:

1.	Effective January 1, 2008, Section 3.5 of the Plan is amended in its entirety to read as follows:

“3.5	Transfers from the PNC Global Investment Servicing Inc. Retirement Savings Plan (f/k/a PFPC Inc. Retirement Savings Plan)

“If a participant in the PNC Global Investment Servicing Inc. Retirement Savings Plan (f/k/a PFPC Inc. Retirement Savings Plan (the “RSP”) transfers employment to the Employer or any Participating Employer in the Plan and becomes eligible to participate in the Plan, the Trustee shall accept a transfer of his entire account under the RSP (including vested and unvested amounts and outstanding loans) as soon as administratively practicable following the date the employee becomes eligible to participate in the Plan. With respect to the transferred amounts, all benefits, rights and features that are required to be protected under Code section 411(d)(6) shall be protected under the Plan.”

2.	Effective January 1, 2008, new Section 8.8 is added to the Plan to read as follows:

“8.8 Account Maintenance Fee after Distribution

If a Participant’s Account has been distributed in accordance with the Participant’s (or Beneficiary’s) election following the Participant’s termination of employment, Total Disability or death, and there exists with respect to such Account at any time after such distribution, an Account Balance of $5.00 or less, such Account will be subject to an annual account maintenance fee in an amount determined by the Plan Administrator and applied equally to all such Accounts.”

3.	Effective January 1, 2009, the Plan is amended to add new Section 8.9, as follows:

“8.9 Transfer of Accounts to RSP

Effective January 1, 2009, if a Participant transfers employment to PNC Global Investment Servicing (U.S.) Inc. or another participating employer in the RSP and becomes eligible to participate in the RSP, the Trustee shall transfer his entire Account (including vested and unvested amounts and outstanding loans) to the RSP as soon as administratively practicable following the date the Participant becomes eligible to participate in the RSP.”

4.	Section 10.2(f) of the Plan is amended to add the following new clause immediately at the end thereof:

“; provided, the rate of interest charged on a loan issued on or after May 15, 2008, will be the prime rate of interest as announced by PNC Bank, N.A. on the 15th day of the month preceding the date the Participant submits the loan application.”

5.	Effective January 1, 2008, new Section 12.13 is added to the Plan to read as follows:

“12.13 Participant Obligations and Duty to Notify Plan Fiduciary of Errors or Omissions

In order for a Plan fiduciary (as determined under ERISA) to correct or otherwise rectify any errors or omissions with regard to a Participant’s Account under the Plan, each Participant has an affirmative obligation to monitor his Account to ensure that all directions, instructions and elections made by the Participant with respect to his Account are properly effected. Consistent with such obligation, each Participant is required to promptly review all statements, confirmations and other notices and disclosures with respect to his Account, as well as all payroll confirmations, notices and disclosures pertaining to such Participant’s Elective Contributions and Elective Contribution Agreement with respect to the Plan. If a Plan fiduciary or an individual or entity with authority delegated by a Plan fiduciary acts or fails to act with respect to a Participant or a Participant’s Account under the Plan and the Participant knows or should have known that such act or failure to act was incorrect or inconsistent with the Plan, ERISA or its regulations, the Code, and/or the Participant’s investment instructions, elections, or other directions, the Participant’s failure to notify the Plan fiduciary (or the Plan fiduciary’s delegate) within 90 days that such act or failure to act was incorrect or inconsistent with the Participant’s election shall be deemed to be an acceptance and ratification of the Plan fiduciary’s (or the Plan fiduciary’s delegate) act or failure to act.”

6.	(a) Effective August 1, 2008, all references to “The PFPC Inc. Retirement Savings Plan” in the Plan shall be amended to refer instead to the “PNC Global Investment Servicing Inc. Retirement Savings Plan.”

(b) Effective August 1, 2008, all other references to “PFPC Inc.” in the Plan shall be amended to refer instead to “PNC Global Investment Servicing (U.S.) Inc.”

7.	Effective January 1, 2008, the chart in Annex III of the Plan is amended to add the following language to the end thereof:

Yardville National Bank Employees’ Retirement Savings Plan (the “Yardville Plan”)	The Yardville Plan trust will merge into the Plan’s trust as soon as practicable after October 1, 2008. For the sake of clarity, former Yardville Plan participants may begin making Elective Deferrals to the Plan beginning with the first pay period ending after March 8, 2008.

Total and Permanent Disability

•        In the event of the Total and Permanent Disability of a Yardville Plan Participant under the terms of the Yardville Plan, all amounts credited to such Participant’s Combined Account shall become fully vested.

•        Under the terms of the Yardville Plan, Total and Permanent Disability means the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months. The disability of a Yardville Plan Participant shall be determined by a licensed physician chosen by the Plan Administrator. However, if the condition constitutes total disability under the federal Social Security Act, the Plan Administrator may rely upon such determination that the Participant is Totally and Permanently Disabled for the purposes of the Yardville Plan.

In-Service Distributions

•        A Yardville Plan Participant who has not severed employment with the Employer may withdraw all or part of the vested amount credited to the Participant’s Account under the Yardville Plan at age 59- 1/2 in accordance with the Yardville Plan.

The Yardville National Bank Employee Stock Ownership Plan (the “Yardville ESOP”)	The Yardville ESOP trust will merge into the Plan’s trust as soon as practicable after October 1, 2008. For the sake of clarity, former Yardville ESOP participants may begin making Elective Deferrals to the Plan beginning with the first pay period ending after March 8, 2008.

Sterling Financial Corporation 401(k) Retirement Plan (the “Sterling Plan”)	The Sterling Plan trust will merge into the Plan’s trust as soon as practicable after November 7, 2008. For the sake of clarity, former Sterling Plan participants may begin making Elective Deferrals to the Plan beginning with the first pay period ending after August 8, 2008.

Total and Permanent Disability

•        In the event of the Disability of a Sterling Plan Participant under the terms of the Sterling Plan, all amounts credited to such Participant’s Combined Account shall become fully vested.

•        Under the terms of the Sterling Plan, Disabled means the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months. The permanence and degree of such impairment shall be supported by medical evidence. Notwithstanding such definition, a Participant eligible for Social Security disability benefits shall automatically be considered Disabled under the Sterling Plan. Disability shall be determined by the Plan Administrator after consultation with a physician chosen by the Plan Administrator

In-Service Distributions

•        A Sterling Plan Participant who has not terminated employment with the Employer and who has reached age 60 with at least three (3) Years of Service may, upon written request to the Plan Administrator, withdraw any or all of his interest in his Sterling Plan Account. A Participant may request an in-service withdrawal only once during a Plan Year.

8.	Effective January 1, 2008, the Plan is amended to add the following new Annex V immediately at the end thereof:

ANNEX V

CERTAIN PROVISIONS OF THE PENSION PROTECTION ACT OF 2006,

FINAL REGULATIONS UNDER CODE SECTION 415,

AND RELATED PROVISIONS

Preamble

1.	Adoption and Effective Date. This Annex V is adopted in order to (i) reflect certain provisions of the Pension Protection Act of 2006 (“PPA”); (ii) reflect certain requirements of the final Treasury Regulations under Code section 415; and (iii) amend other related provisions of the Plan for consistency. This Annex V is intended as good faith compliance with the aforementioned provisions and is to be construed in accordance with PPA and the regulations under Code section 415 and guidance issued thereunder, as applicable. Annex V is generally effective as of January 1, 2008, except as otherwise provided herein.

2.	Inconsistent Provisions Superseded. This Annex V shall supersede the provisions of the Plan to the extent those provisions are inconsistent with the provisions of this Annex V.

Section 1. Plan Compensation

1.	Modification of Definition of Plan Compensation. Effective January 1, 2008, “Compensation” for purposes of Section 1.8 means the total wages, salaries, commissions, fees for professional services, and other amounts received by a Participant (without regard to whether an amount is paid in cash) for personal services actually rendered in the course of employment with the Employer to the extent that the amounts are includible in gross income or would have been includible in gross income but for an election under Code section 125, 132(f)(4), 402(e)(3) or 402(h), including, but not limited to, Elective Contributions. Compensation does not include Employer Contributions or Matching Contributions and does not include employer contributions to any other pension plan or any welfare plan.

Compensation does not include variable pay, such as annual bonus amounts, in excess of the greater of (i) $25,000, or (ii) 50% of such variable pay; provided, that for a Participant who is not a member of the corporate executive group, variable pay shall not exceed $250,000. Annex I contains a list of all pay codes that are treated as Compensation for purposes of the Plan, including those that are treated as variable pay. For this purpose, the corporate executive group means the group designated as such by the Corporation. Notwithstanding the foregoing, effective January 1, 2002, Compensation shall not include earnings paid as a gross-up payment.

Compensation does not include amounts received by a Participant through accident or health insurance for personal injuries or sickness; amounts reimbursed by the Employer for moving expenses; the value of a nonstatutory stock option granted to the Participant by the Employer; amounts includible in gross income upon making the election described in Code section 83(b); amounts includible in gross income under the rules of Code section 409A or because amounts were constructively received by the Participant; amounts realized from the exercise of a nonstatutory stock option or when restricted stock (or property) held by the Participant either becomes freely transferable or is no longer subject to a substantial risk of forfeiture; payments from a plan of deferred compensation not qualified under Code section 401(a); amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option; other amounts that receive special tax benefits, such as premiums for group term life insurance (but only to the extent that premiums are not includible in gross income and are not salary reduction amounts under Code section 125); amounts paid as gross-up payments or director’s fees; and other similar amounts.

Compensation does not include severance pay or any other amounts paid after the Participant’s severance from employment with the Employer; except that Compensation does include (a) regular compensation for services during the Participant’s regular working hours, or compensation for services outside the Participant’s regular working hours (such as overtime or shift differential), commissions, bonuses, or other similar payments that would have been paid to the Participant if the Participant had continued in employment with the Employer if such amounts are paid by the later of 2-1/2 months after the severance from employment or the end of the Plan Year that includes the date of severance from employment; and (b) payments to a Participant not currently performing services for the Employer by reason of qualified military service (as defined under Code section 414(u)(1)) to the extent those payments do not exceed the amount the individual would have received if he or she had continued performing services for the Employer.

No amount shall be included in Compensation if otherwise excluded by the terms of Code section 415. A Participant’s Compensation for a Plan Year shall not exceed the Code section 401(a)(17) limit, which is $230,000 (as adjusted by the Secretary of the Treasury or by statute).”

Section 2. Rollovers

1.	Modification of Definition of Distributee. For purposes of the rollover provisions of Section 8.7 of the Plan, effective for distributions made after December 31, 2006, Distributee also includes a non-spouse Beneficiary.

2.	Modification of Definition of Eligible Retirement Plan. For purposes of the rollover provisions of Section 8.7 of the Plan, (i) with respect to an Eligible Rollover Distribution made to a non-Spouse Beneficiary, an Eligible Retirement Plan is an individual retirement account or individual retirement annuity that accepts a direct trustee-to-trustee transfer from the Plan only and (ii) effective for distributions made after December 31, 2007, Eligible Retirement Plan also means a Roth IRA.

Section 3. Maximum Annual Additions

1.

Definition of 415 Compensation. Effective January 1, 2008, for purposes of applying the limitation on annual additions under Code section 415, for each limitation year, “compensation” shall mean compensation paid to the Participant and reported in Box 1 of Form W-2, plus amounts excluded from gross income by reason of a salary deferral election under Code section 125, 132(f)(4), 402(a)(8) or 402(h). Compensation shall not include any amount paid to the Participant after the Participant’s severance from employment with the Employer and any Related Employer; provided, however, that compensation shall include payments that, absent a severance from employment, would have been paid to the Participant while the Participant continued in employment with the Employer or any Related Employer and are regular compensation for services during the Participant’s regular working hours, compensation for services outside the Participant’s regular working hours (such as overtime or shift differential), commissions, bonuses, or other similar compensation that is paid by the later of 2- 1/2 months after the Participant’s severance from employment or the end of the limitation year that includes the Participant’s severance from employment date.

Compensation also shall include amounts paid to a Participant not currently performing services for the Employer by reason of qualified military service (as defined under Code section 414(u)(1)) to the extent those payments do not exceed the amount the individual would have received if he or she had continued performing services for the Employer.

A Participant’s compensation shall not exceed the Code section 401(a)(17) limit, which is $230,000 (as adjusted by the Secretary of the Treasury or by statute).

Section 4. Other Related Provisions

1.	Definition of Highly Compensated Employee. For purposes of determining who is a Highly Compensated Employee for any Plan Year under Section 1.24 of the Plan, “compensation” shall be defined in the same manner as it is defined for purposes of determining the maximum annual additions under the Plan.

2.	Definition of Key Employee. For purposes of determining who is a Key Employee and the amount of any minimum employer contribution for any Plan Year under Article XVI of the Plan, “compensation” shall be defined in the same manner as it is defined for purposes of determining the maximum annual additions under the Plan.

Executed and adopted by the Chief Human Resources Officer of The PNC Financial Services Group, Inc. this 31st day of December, 2008 pursuant to the authority delegated by the Corporation’s Personnel and Compensation Committee.

/s/ Joan L. Gulley
Joan L. Gulley
Chief Human Resources Officer